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SEC Mail Processing Section
APR 10 2017
Washington DC
414

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Capital & Advisory, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Airport Park Boulevard
(No. and Street)

Latham	NY	12110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur L. Loomis, II — 518-786-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marvin & Company, P.C.
(Name – *if individual, state last, first, middle name*)

11 British American Boulevard	Latham	NY	12110
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 APR 11 AM 8:18
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur L. Loomis, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Capital & Advisory, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA J FITZGERALD
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FI6352738
Qualified In Schenectady County
My Commission Expires 01-03-2021

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHEAST CAPITAL & ADVISORY, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND OTHER REPORT YEARS ENDED DECEMBER 31, 2016 AND 2015

NORTHEAST CAPITAL & ADVISORY, INC.

TABLE OF CONTENTS

MARVIN AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
A History of Shaping Futures

Kevin J. McCoy, CPA
Thomas W. Donovan, CPA
Frank S. Venezia, CPA
James E. Amell, CPA
Carol A. Hausamann, CPA
Daniel J. Litz, CPA
Karl F. Newton, CPA
Kevin P. O'Leary, CPA
Heather R. Lewis, CPA

Heather D. Patten, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder
Northeast Capital & Advisory, Inc.

We have audited the accompanying statements of financial condition of Northeast Capital & Advisory, Inc. (the Company) as of December 31, 2016 and 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of Northeast Capital & Advisory, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Capital & Advisory, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule 1 Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission on page 11 has been subjected to audit procedures performed in conjunction with the audit of Northeast Capital & Advisory, Inc.'s financial statements. The supplemental information is the responsibility of Northeast Capital & Advisory, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

www.marvincpa.com

An Independent Member of the BDO Alliance USA

11 British American Blvd. Latham, New York 12110-1405 | P: 518-785-0134 | F: 518-785-0299
111 Everts Ave. Queensbury, NY 12804 | P: 518-792-6595 | F: 518-792-6635

In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marvin and Company, P.C.

Latham, New York
February 13, 2017

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2016 AND 2015

ASSETS

	2016	2015
Assets		
Cash and cash equivalents	$ 35,985	$ 18,492
Receivables	19,668	5,679
Investments	372,606	307,792
Total Assets	$ 428,259	$ 331,963

LIABILITIES AND STOCKHOLDER'S EQUITY

	2016	2015
Liabilities		
Due to parent	$ 92,534	$ 33,322
Total Liabilities	92,534	33,322
Commitments and Contingencies		
Stockholder's Equity		
Common stock, $.01 par value; 2,000,000 shares authorized; 100 shares issued and outstanding	1	1
Additional paid-in capital	20,999	20,999
Retained earnings	314,725	277,641
Total Stockholder's Equity	335,725	298,641
Total Liabilities and Stockholder's Equity	$ 428,259	$ 331,963

See accompanying notes to financial statements.

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Revenues		
Investment banking income	$ 86,986	$ 28,056
Interest and dividends	15,048	15,472
Unrealized gains (losses) on marketable equity securities, net	64,814	(4,774)
Total Revenues	$ 166,848	$ 38,754
Expenses		
Salaries	$ 69,096	$ 19,770
Rent and office supplies	9,556	2,094
Travel	5,689	2,642
Professional and regulatory fees	36,914	17,860
Dues, database, and subscribtions	1,463	2,367
Total Expenses	$ 122,718	$ 44,733
Income (Loss) Before Income Taxes	$ 44,130	$ (5,979)
Income Tax Expense/(Benefit)	7,046	(1,253)
Net Income (Loss)	$ 37,084	$ (4,726)

See accompanying notes to financial statements

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2014	$ 1	$ 20,999	$ 282,367	$ 303,367
Net Income (Loss)	-	-	(4,726)	(4,726)
Balance, December 31, 2015	$ 1	$ 20,999	$ 277,641	$ 298,641
Net Income	-	-	37,084	37,084
Balance, December 31, 2016	$ 1	$ 20,999	$ 314,725	$ 335,725

See accompanying notes to financial statements.

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

		2016		2015
Cash Flows From Operating Activities				
Net income (loss)	$	37,084	$	(4,726)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:				
Unrealized (gains) losses on marketable securities		(64,814)		4,774
Changes in:				
Receivables		(13,989)		(5,679)
Due to parent		59,212		(28,034)
Net Cash Provided (Used) By Operating Activities	$	17,493	$	(33,665)
Net Increase In Cash and Cash Equivalents	$	17,493	$	(33,665)
Cash and Cash Equivalents:				
Beginning of Year		18,492		52,157
End of Year	$	35,985	$	18,492

See accompanying notes to financial statements.

NORTHEAST CAPITAL & ADVISORY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 and 2015

1. ORGANIZATION AND NATURE OF OPERATIONS

Northeast Capital & Advisory, Inc. (previously called Northeast Capital Markets, Corp) (the "Company") was organized in December 1992 for the purpose of providing brokerage and investment banking advice to small and mid-sized corporations. The Company is a limited business broker, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Loomis & Company, Inc. (previously called Northeast Capital & Advisory, Inc.) (the "Parent"). The Company began operations in June 1993. Investment banking and underwriting income during each of the years ended December 31, 2016 and 2015 was derived principally from services provided to two and one customers, respectively. The Company operates primarily in New York.

The Parent's personnel are utilized to facilitate the completion of projects undertaken by the Company.

2. SIGNIFICIANT ACCOUNTING POLICIES

Revenue Recognition

Investment banking and underwriting income is recognized based upon actual hours incurred on a particular contract and is recorded when services are rendered and all conditions are met, and may be subject to a contractual adjustment. All such revenue relates to projects referred to the Company by the Parent.

Expenses

All expenses, except for professional, travel and regulatory expenses, are allocated to the Company from the Parent based on the ratio of the Company's operating revenues to the Parent's consolidated operating revenues, where interest, dividends, and capital gains or losses are excluded from revenues.

Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than three months, to be cash equivalents. Cash equivalents consist of money market mutual funds.

Investments and Fair Value Measurements

Investments are recorded at fair value. Net realized gains and losses from the sales of investments, as well as unrealized gains and losses, are reflected in the statements of income.

Accounting principles generally accepted in the United States of America establishes a framework for measuring fair value. That framework provides for a fair value hierarchy that prioritizes the inputs in valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

2. SIGNIFICANT ACCOUNTING POLICIES

Investments and Fair Value Measurements

An asset's or liability's fair value measurement level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used at December 31, 2016 and 2015.

Investments in equities are valued based on quoted market prices within active markets.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. For the year ended December 31, 2016 and 2015, there were no changes in valuation methodologies.

Income Taxes

The Company is included in the consolidated federal and state income tax return filed by the Parent. Income taxes are calculated as if the Company filed on a separate return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a liability if the Company has taken an uncertain tax position that more likely than not, would not be sustained upon examination by taxing agencies. Company management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing authorities; however there are no audits in progress for any tax periods.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

For purposes of preparing the financial statements, the Company considered events through February 17, 2017, the date these financial statements were available for issuance.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2016 or 2015. Customer transactions are not handled by the Company, rather transactions are processed through an independent escrow account.

The Company does not maintain margin accounts for their customers. The Company has no liabilities subordinated to the claims of general creditors. The Company is not a member of any securities exchange.

Reclassification

Certain 2015 amounts have been reclassified to conform with the 2016 financial statement presentation.

3. INVESTMENTS

Fair values of assets measured on a recurring basis consist of equities securities of entities in the financial services industry. All of the investments in equity securities are valued using level 1 inputs, and are summarized as follows:

	December 31, 2016				December 31, 2015			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity Securities	$ 258,521	$ 127,425	$ (13,340)	$ 372,606	$ 258,521	$ 73,604	$ (24,333)	$ 307,792

For the year ended December 31, 2016 or 2015, there were no transfers in or out of levels 1, 2 or 3.

There were no sales of investment securities during 2016 or 2015.

4. RELATED PARTY TRANSACTIONS

The Parent incurs certain costs related to both the Parent and the Company. Pursuant to an expense sharing agreement, the Parent is reimbursed for certain general operating costs related to the Company when the Company undertakes certain projects. All direct expenses of the Company are paid by the Company.

Expenses allocated to the Company by the Parent for the year ended December 31, 2016 and 2015 were $84,191 and $28,256, respectively.

NORTHEAST CAPITAL & ADVISORY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 and 2015

5. INCOME TAXES

Income tax expense for the years ended December 31, 2016 and 2016 is as follows:

	2016	2016
Current Income Tax Expense/(Benefit)		
Federal	$ (4,350)	$ (169)
State	(2,183)	(84)
Deferred Income Tax Expense	13,579	(1,000)
Income Tax Expense/(Benefit)	$ 7,046	$ (1,253)

Deferred tax liability at December 31, 2016 and 2015 (included in due to Parent) was $25,934 and $12,355, respectively, and relates to net unrealized gains (losses) on equity securities.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts payments of dividends in certain cases. At December 31, 2016 and 2015, the Company had net capital, as defined, of approximately $242,000 and $238,000, respectively, which was approximately $236,000 and $233,000, respectively, in excess of its minimum required net capital at December 31, 2016 and 2015, respectively.

7. CONTINGENCIES

The Company is a member of FINRA and is subject to compliance with rules and regulations established by FINRA. The Company undergoes periodic reviews by FINRA. The Company believes that they are operating in compliance with all FINRA rules and regulations.

NORTHEAST CAPITAL & ADVISORY, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016 AND 2015

	2016	2015
Net Capital		
Total stockholder's equity	$ 335,725	$ 298,641
Non-allowable assets (accounts receivable)	19,668	5,679
Net capital before haircuts on securities positions	316,057	292,962
Haircuts on securities positions - 15%	(55,891)	(46,169)
Undue concentration	(20,479)	(14,384)
Net Capital	$ 239,687	$ 232,409
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Due to Parent	$ 92,534	$ 33,322
Total Aggregate Indebtedness	$ 92,534	$ 33,322
Computation of basic net capital requirement		
6-2/3% of aggregate indebtedness	$ 6,169	$ 2,222
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital over minimum net capital requirement	$ 234,687	$ 227,409
Excess net capital at 1000%*	$ 230,434	$ 229,077
Ratio: Aggregate indebtedness to net capital	38.61%	14.34%

* Calculated as net capital - (total aggregate indebtedness x 10%)

Statement pursuant to paragraph (d)(4) of Rule 17a-5

Note: There are no material differences between the Company's computation of net capital as filed in the unaudited Form X-17A-5 as of December 31, 2016 or 2015 and the above schedule.



CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
A 'History' of Shaping Futures

Kevin J. McCoy, CPA
Thomas W. Donovan, CPA
Frank S. Venezia, CPA
James E. Amell, CPA
Carol A. Hausamann, CPA
Daniel J. Litz, CPA
Karl F. Newton, CPA
Kevin P. O'Leary, CPA
Heather R. Lewis, CPA

Heather D. Patten, CPA

February 13, 2017

To Arthur L. Loomis II, President
Northeast Capital & Advisory, Inc.

In connection with our audit of the financial statements and supplementary information of Northeast Capital & Advisory, Inc. (the Company) for the year ended December 31, 2016, we have issued our report thereon dated February 13, 2017. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are disclosed in Note 2 to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during the year ended December 31, 2016. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its December 31, 2016 financial statements related to the valuation of investment securities, are described in Note 2 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements was the valuation of securities, which are described in Note 2 to the financial statements. We believe management's estimations relative to the fair value of its investment securities were reasonable in relation to the financial statements taken as a whole.

www.marvincpa.com

An Independent Member of the BDO Alliance USA

11 British American Blvd. Latham, New York 12110-1405 | P: 518-785-0134 | F: 518-785-0299
111 Everts Ave. Queensbury, NY 12804 | P: 518-792-6595 | F: 518-792-6635

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We noted no bias in management's application of accounting principles.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are clearly trivial, and to communicate them to management. There were no uncorrected misstatements and there were no corrected misstatements.

Exceptions to Exemption Provisions

In connection with our review of the Company's statement of Exemption from Rule 15c3-3, we did not identify any exceptions to the exemption provision that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission. We subjected that supplemental information to audit procedures in accordance with *PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of Northeast Capital Advisory, Inc. and is not intended to be, and should not be, used by anyone other than this specified party.

Very truly yours,

Marvin and Company, P.C.